Exhibit 99.1

Vicor Corporation Announces Intention to Commence a Modified Dutch Auction

Tender Offer to Repurchase up to $10 Million of Common Shares

ANDOVER, MA - (MarketWire March 18, 2013) - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced today it intends to commence a “Modified Dutch Auction” tender offer to repurchase shares of its Common Stock, at a price no greater than $5.00 per share and no less than $4.00 per share, valued in aggregate up to $10 million.

The tender offer is expected to commence on Thursday, March 21, 2013, and to expire, unless extended by the Company, at 5:00 P.M., Eastern Daylight Time, on Monday, April 22, 2013. The Company will fund the purchase of tendered shares from cash on hand.

On March 7, 2013, Vicor announced the final results of its earlier tender offer, which commenced on November 26, 2012, and expired on March 1, 2013, by which the Company had offered to repurchase shares of its Common Stock, at a price no greater than $5.38 per share and no less than $4.30 per share, valued in aggregate up to $20 million. The Company accepted for purchase 2,031,995 shares of its Common Stock at a price of $5.38 per share for a total cost of $10.9 million, excluding fees and expenses relating to the tender offer. The shares purchased pursuant to the tender offer represented approximately 6.8% of the 30,043,777 basic shares of Common Stock issued and outstanding as of March 6, 2013.

As was the case with the earlier tender offer using the Modified Dutch Auction structure, holders of shares of Vicor Common Stock will have the opportunity to tender some or all of their shares for purchase by the Company. Based upon the number of shares tendered and the prices specified by tendering shareholders, the Company will determine the lowest per share price within the range that will enable it to buy shares cumulatively valued at $10 million, or such lesser number of shares that are properly tendered. The Company also reserves the right to purchase up to an additional 3.0% of its Common Shares outstanding, or approximately 896,500 additional shares, without amending or extending the tender offer. All shares accepted for payment will be paid the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. Assuming the $10 million value of the tender offer, at the maximum price of $5.00 per share, Vicor would repurchase approximately 2.0 million shares, representing approximately 7.1% of the 28,011,782 basic shares of Common Stock issued and outstanding as of March 7, 2013. The maximum purchase price of $5.00 represents a premium of approximately 5.0% to the closing price on the NASDAQ Stock Market on March 15, 2013, of $4.77 per share.

Shareholders whose shares are purchased via this tender offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the tender offer period. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer will be subject to a number of other terms and conditions to be specified in the Offer to Purchase. Directors, executive officers and affiliates of Vicor are not eligible to participate in the tender offer.

The Information Agent for the offer will be Georgeson Inc., and the Share Depositary will be Computershare Trust Company, N.A. None of the Company, its Board of Directors, the Information Agent, nor the Share Depositary is or will be making any recommendation to shareholders regarding a course of action in response to this tender offer. Shareholders must determine the number of shares of Common Stock they will tender, if any, and the price within the stated price range at which they will offer their shares for purchase by Vicor.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vicor common stock. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer, which will include exhibits, the Offer to Purchase and the related Letter of Transmittal, when available, because they will contain important information. Each of these documents will be filed with the SEC, and investors will be able to obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Vicor’s business, results of operations and financial condition is included in the Risk Factors sections of the Company’s filings with the SEC. All forward-looking statements included in this document are based on information available to Vicor as of the date of this document, and except to the extent Vicor may be required to update such information under any applicable securities laws, Vicor assumes no obligation to update such forward-looking statements.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Tel: 978-470-2900

Fax: 978-749-3439